Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

           Attention Business/Financial Editors:
           ACE Aviation Holdings Inc. announces an exchange of units of Jazz Air LP for units of Jazz Air Income Fund

           MONTREAL, April 2 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced that it has exchanged its remaining 47,226,920 units of Jazz Air LP into 47,226,920 units of Jazz Air Income Fund. The exchange was made by ACE for internal reorganization purposes pursuant to the terms of the investor liquidity agreement entered into at the time of the initial public offering of
Jazz Air Income Fund. Further to such exchange, Jazz Air Income Fund now has
122,865,143 units issued and outstanding, of which 72,226,920 units are held by ACE, representing 58.8% of the units issued and outstanding.
           In connection with this exchange, ACE, Jazz Air Trust and Jazz Air
Holding GP Inc. have agreed to amend the terms of the securityholders'
agreement dated February 2, 2006 to reflect ACE's indirect interest in Jazz
Air Holding GP Inc. and maintain various rights of ACE thereunder on the basis of the percentage of outstanding units of Jazz Air Income Fund held by ACE rather than on the shares of Jazz Air Holding GP as is currently the case. ACE will therefore continue to have the right to appoint the majority of the directors of Jazz Air Holding GP for as long as it holds at least 20% of the units of Jazz Air Income Fund.

           CAUTION REGARDING FORWARD-LOOKING INFORMATION
           ---------------------------------------------

           Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
           %SEDAR: 00020954EF          %CIK: 0001295721

           /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; Internet: www.aceaviation.com/
           (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 08:00e 02-APR-07